

December 28, 2012

Via E-mail
Thomas R. Donahue
Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, Pennsylvania 15222

> **Re: Federated Investors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Definitive Information Statement on Schedule 14C**
> **Filed March 12, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed October 26, 2012**
> **File No. 001-14818**

Dear Mr. Donahue:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

Historically Low Short-Term Interest Rates, page 5

1.   In future filings, please explain the basis of your ability to share the impact of fee waivers
        with third-party intermediaries and to clarify that the distribution expense and
        noncontrolling interest line items presented in the table represent offsets against the
        waivers. Please also provide more specific disclosure in this section regarding the
        changes in the mix of money market assets and how these changes impact fee waivers.

Regulatory Matters, page 8

2.   Please disclose in future filings the impact of recent material regulatory changes, such as
        the "extensive amendments to Rule 2a-7 of the Investment Company Act," on your
        business or operations.

Exhibit 13.01 – Selected Portions of 2011 Annual Report to Shareholders

Management's Discussion and Analysis . . . , page 9

Asset Highlights, page 14

3.   Please expand your disclosure to further explain the reasons for material changes in your
        managed assets. For example, please describe any significant drivers of increases in net
        sales, significant acquisitions resulting in asset growth, or primary drivers of market
        appreciation or depreciation.

Results of Operations, page 17

4.   We note that "Compensation and related" is your largest operating expense. As such,
        please revise your future filings to separately quantify each significant component of this
        line item and provide investors with a more comprehensive explanation for each of the
        components comprising it. Discuss the related changes in these items and the impact on
        your results. In this regard, please ensure you quantify and discuss the impact of
        variable, discretionary and non-recurring compensation expenses. For example, provide
        a more comprehensive explanation for what is driving how much share-based
        compensation is granted each year. For discretionary bonuses, provide investors with an
        understanding of the drivers behind the decision to award these bonuses for each period
        presented. Refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

Risk Factors, page 25

5.   Please include a separate risk factor related to your status as a "controlled company" under Section 303A of the New York Stock Exchange Listed Company Manual, the voting power of your Class A Common Stock, and the Voting Shares Irrevocable Trust.

6.   We note the general nature of your risk factor disclosure. Please expand to provide more specific disclosure so that investors may better understand how the risks presented in this section could adversely impact your business and operations. For example:

- Explain the reason for changes in your revenue mix, such as the decrease in the percentage of your revenue attributable to money market assets from 2009 to 2011 (first risk factor on page 25).

- Quantify the fees waived in order for certain funds to maintain positive or zero net yields, instead of cross-referencing to disclosure elsewhere in your filing (second risk factor on page 25).

- Clarify the extent to which deterioration in sovereign or currency market conditions has affected your products or clarify the extent of your exposure to such deterioration (last risk factor on page 25).

- Clarify the extent of your exposure to the service providers or vendors mentioned in the last paragraph on page 25.

- Quantify the increases in the cost of distribution as a percentage of total revenues "over the years" and explain why asset growth contributes to the increase in this expense as a percentage of total revenue (first risk factor on page 28). We note in this regard that distribution expenses appear to have increased significantly since 2009 as compared to assets under management during the same period.

- Quantify the increase in expenses related to risk management as well as the significance of these expenses (e.g., as a percentage of revenue) and describe the types of insurance coverage that may not be available or may be available only at prohibitive costs and the related "significant risks" (third risk factor on page 29).

Quantitative and Qualitative Disclosures About Market Risk, page 31

7.   We note your disclosure as it relates to market risk in the second paragraph on page 32, that declines in market values of managed assets as a result of changes in the market or other conditions will negatively impact revenue and net income. Please expand your disclosure to include a sensitivity analysis that demonstrates the impact that changes in

the fair value of your managed assets could have on your results of operations (e.g., revenues and net income, etc.).

Definitive Information Statement on Schedule 14C

Compensation Committee, page 7

8.   Please revise future filings to clarify the employees that are subject to Section 16 of the Exchange Act or the employees for which the Compensation Committee has not delegated its full powers to the Chief Executive Officer.

Risk Oversight, page 8

9.   Please provide expanded disclosure describing the risk management responsibilities of your Compliance Committee and Audit Committee. For example, describe the material risks for which each of these committees is responsible. Please also explain how the various groups responsible for risk management communicate with each other regarding material risks, including under what circumstances risks are communicated to the Board of Directors.

Compensation of Directors, page 9

10.   Please tell us why you have not included compensation disclosure for the Chairman of your Board of Directors, John F. Donahue.

Bonuses, page 11

Equity Compensation, page 11

11.   Please provide proposed disclosure to be included in future filings describing how your Compensation Committee considered the factors described in the second paragraphs under "Bonuses" and "Equity Compensation" when determining the level of the bonus awards and periodic restricted stock awards for your named executive officers. If the Compensation Committee considers these factors on a purely subjective basis, please revise your disclosure to so state.   Additionally, please disclose how each named executive officer's individual performance for the year contributed to the cash bonus and equity amounts awarded by the Compensation Committee. See Regulation S-K Item 402(b)(2)(vii).

Summary Compensation Table, page 13

12.   Please revise footnote (2) to the summary compensation table to reconcile for investors the dollar value of annual incentive plan bonuses awarded in bonus restricted stock with

> your disclosure in the Grants of Plan-Based Awards Table on page 15 (i.e., by disclosing on page 13 that you award Bonus Restricted Stock at eighty-five percent of fair market value).

Form 10-Q for the Quarterly Period Ended September 30, 2012

Part I, Item 2. Management's Discussion and Analysis, page 23

13. Please tell us why you do not discuss your acquisition of money market assets from Fifth Third Bancorp or the Massachusetts cash mandate, as highlighted in your third-quarter earnings call, in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Celia Soehner at (202) 551-3463 with any other questions.

Sincerely,

/s/ Hugh West

for Suzanne Hayes
Assistant Director